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ıgton D.C. 20549

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UAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2016
Washington DC
403

SEC FILE NUMBER
8-67169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SageTrader, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero, Suite 1150

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Cooper **(415) 293-3894**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Alan Cooper**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SAGETRADER, LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

CEO

Title

Subscribed and sworn to before me
this ____ day of ________ 2016

SEE ATTACHED

Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 25th day of FEBRUARY, 2016,
Date *Month* *Year*
by
(1) AL COOPER
(and (2)________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NATASHA YANKOFFSKI
COMM. #2059440
Notary Public - California
San Francisco County
My Comm. Expires Feb. 28, 2018
NR01

Signature Natasha Yankoffski
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SAGETRADER FINANCIALS **Document Date:** 12-31-15

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
SageTrader, LLC

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SageTrader, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 25, 2016

SageTrader, LLC
Statement of Financial Condition
December 31, 2015

Cash	$	43,077
Receivable from clearing broker		157,836
Reimbursed expenses receivable from customers		298,304
Commission Receivable		68,125
Deposit with clearing broker		1,368,093
Prepaid expenses, deposits and other		25,849
Office equipment, net		55,218
Total assets	$	2,016,502

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	880,293
Member's equity		1,136,209
Total liabilities and member's equity	$	2,016,502

See Accompanying Notes to Statement of Financial Condition

SAGETRADER, LLC
Notes to Statement of Financial Condition
December 31, 2015

1. Business and Summary of Significant Accounting Policies

Business

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the National Futures Association ("NFA").

The Company has three correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI") and, (3) The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") (collectively, the "Clearing Brokers"). All three provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these three Clearing Brokers.

During 2015, the Company maintained a futures introducing broker agreement with KCG Futures, which is division of WSI, for futures clearing services.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $60,421. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

Revenue Recognition and Receivables

Commissions and Interest from customers are generated through accounts carried at the introduced Clearing Brokers. Commissions and Interest Revenue are recorded on a trade date basis as securities transactions occur as reported by the Clearing Brokers.

Interest Revenue is the difference between what the clearing firm charges on aggregated customer balances and the amount the clearing firms charge the customers.

Other Income includes commissions that are generated through commissions sharing agreements and other agreements with a number of broker-dealers.

Commissions receivable represent amounts due from Clearing Brokers, receivables from other broker-dealers and, reimbursed expenses receivable from customers which represents costs invoiced to the customers. The Company believes all amounts are fully collectable.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Credit Risk

Reimbursed expenses receivable from customers consist of trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. These vendor invoices for these expenses are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital. In 2015, the Company developed technology to track and charge some of the execution fees prior to month end, which has reduced the amount of the carry over receivable.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had equity of $1,136,209 and net capital of $683,713 after deductions for non-allowable assets. Net capital was $625,027 in excess of its required net capital of $58,686. The Company's aggregate indebtedness to net capital ratio was 1.29 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

Starting on June 1, 2014, the Company leased office space from 34th Street Suites, LLC in New York. This lease expired on September 30, 2015, but was extended until October 30, 2015.

Starting on November 1, 2015 the Company signed a new lease with 34th Street Suites, LLC in New York. This lease expires on September 30, 2016.

Starting on May 1, 2014, the Company subleased its main office space in San Francisco from an affiliate. This sub-lease will run concurrent with the affiliate's master lease schedules to expire on July 31, 2017.

The future minimum lease payments are as follows:

• New York	2016 (January thru September)	$ 56,700
• San Francisco	2016	$105,000
	2017 (January thru July)	$ 61,600

6. Regulatory

The Company is currently near the end of a routine FINRA sales practice and financial operations examination that started on January 20, 2015. As of December 29, 2015, the Company received an Exit Meeting Report that noted four exceptions of which two concerned compliance with SEC Rule 15c3-5, another concerned SEC Rule 17a-4 for order records and another supervision under FINRA Rule 3110 and 3310. However, the Firm has not received the Final Examination Report and the exceptions are still under review by FINRA.

The last previous FINRA examination was in December 2013 and to the best of the Firm's knowledge, all issues raised have been addressed by the Firm. The Company continues to claim exemption from SEC Rule 15c3-3(k)(2)(ii) and believes that its current policies and procedures comply with the provisions of the rule.

SAGETRADER, LLC
Notes to Statement of Financial Condition
December 31, 2015

7. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to MLPro and WSI.

The Company sub-leases its San Francisco space from an entity in which members in the parent have interests.

Three Individuals who have member interests in the Parent also provided consulting services to the Company.